Media release

Rio Tinto to purchase $1.747 billion debt under Any and All Offer

14 June 2016

Under Rio Tinto’s plan to reduce gross debt as part of its ongoing capital management, Rio Tinto Finance (USA) plc and Rio Tinto Finance (USA) Limited have accepted for purchase a total of $1.747 billion in debt pursuant to their Any and All Offer, which commenced on 7 June 2016 and expired on 13 June 2016.

$943 million in aggregate principal amount of 6.500 per cent Notes due 2018 will be purchased at a price of $1,108.33 per $1,000 principal amount of notes. $804 million in aggregate principal amount of 2.250 per cent Notes due 2018 will be purchased at a price of $1,024.36 per $1,000 principal amount of notes. The above amounts exclude $1 million of Any and All Securities that remain subject to the guaranteed delivery procedures described in the Offer to Purchase. The Any and All Securities purchased will be retired and cancelled and no longer remain outstanding.

The settlement date for the Any and All Offer will be 14 June 2016 (or 16 June 2016 in the case of Any and All Securities delivered pursuant to the guaranteed delivery procedures).

Capitalised terms in this announcement have the same meaning as assigned to them in the Offer to Purchase dated 7 June 2016.

The Lead Dealer Managers for the offers are Citigroup Global Markets Limited, HSBC Securities (USA) Inc., J.P. Morgan Securities LLC and Mitsubishi UFJ Securities (USA), Inc. The Co-Dealer Managers are Natixis Securities Americas LLC, RBS Securities Inc., Santander Investment Securities Inc. and Standard Chartered Bank. Questions regarding the offers may be directed to:

Citigroup Global Markets Limited
Toll Free: +1 (800) 558 3745
Collect: +1 (212) 723 6106
London: +44 (0) 20 7986 8969

J.P. Morgan Securities LLC
Toll Free: +1 (866) 834 4666
Collect: +1 (212) 834 3424
London: +44 (0) 20 7134 2468

HSBC Securities (USA) Inc.
Toll Free: +1 (888) HSBC-4LM
Collect: +1 (212) 525-5552
London: +44 (0) 20 7992 6237

Mitsubishi UFJ Securities (USA), Inc.
Toll Free: +1 (877) 744-4532
Collect: +1 (212) 405-7481
London: +44 (0) 20 7577 4048/4218

Copies of the Offer to Purchase and the Notice of Guaranteed Delivery (in relation to the Any and All Offer) may be obtained from the Depositary and Information Agent, Global Bondholder Services Corporation at +1 (866) 470 3800 (toll-free) or +1 (212) 430 3774 (collect) or in writing at 65 Broadway, Suite 404, New York, New York 10006.

NOTICE AND DISCLAIMER

This announcement must be read in conjunction with the Offer to Purchase. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by each of Rio Tinto Finance (USA) plc, Rio Tinto Finance (USA) Limited, the Guarantors, the Dealer Managers, the Depositary and Information Agent to inform themselves about and to observe any such restrictions.

Contacts

 media.enquiries@riotinto.com

 www.riotinto.com

Media Relations, EMEA/Americas	Media Relations, Australia/Asia
Illtud Harri	Ben Mitchell
T +44 20 7781 1152	T +61 3 9283 3620
M +44 7920 503 600	M +61 419 850 212

David Outhwaite	Bruce Tobin
T +44 20 7781 1623	T +61 3 9283 3612
M +44 7787 597 493	M +61 419 103 454

David Luff	Matthew Klar
T +44 20 7781 1177	T +61 7 3625 4244
M +44 7780 226 422	M +61 457 525 578

Investor Relations, EMEA/Americas	Investor Relations, Australia/Asia
John Smelt	Natalie Worley
T +44 20 7781 1654	T +61 3 9283 3063
M +44 7879 642 675	M +61 409 210 462

David Ovington	Rachel Storrs
T +44 20 7781 2051	T +61 3 9283 3628
M +44 7920 010 978	M +61 417 401 018

Grant Donald
T +44 20 7781 1262
M +44 7920 587 805

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404